Exhibit 99.2

XPENG Publishes 2025 Environmental, Social and Governance Report

GUANGZHOU, China, April 16, 2026 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading global AI mobility technology company, today announced the release of its 2025 Environmental, Social and Governance Report (the “Report”), highlighting its sustainability initiatives and key achievements in 2025.

2025 ESG Report Highlights:

•	ESG Recognition: XPENG received the MSCI ESG AAA rating for the third consecutive year, the highest rating among global automakers, underscoring the Company’s strong sustainability leadership.

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Short-term Carbon Target: By 2027, XPENG aims to reduce carbon emissions per passenger vehicle it produces by 9% across its entire lifecycle compared to 2023, and to lower the carbon emission intensity of its corporate operations by 38%.

•	Long-term Carbon Target: XPENG aims to achieve carbon neutrality throughout the lifecycle of its products and within corporate operations by 2050.

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Sustainable Energy Utilization: XPENG’s annual clean energy consumption reached 73,000 MWh, with photovoltaic power generation totaling 106,000 MWh, demonstrating continued progress in scaling renewable energy use.

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Low-carbon Products: The vehicles produced by XPENG in 2025 are expected to reduce greenhouse gas emissions by more than 6 million tons over their lifecycles compared to conventional cars, supporting emissions-reduction and climate-transition goals.

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Product Quality: Seven affiliates of XPENG have obtained ISO 9001 quality system certification, and XPENG won the “2025 Quality Progress Award” and the “2025 Quality Management Figure Award,” further strengthening its quality management systems.

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Product Safety: Three XPENG models received five-star safety ratings from C-NCAP, three models earned five-star safety ratings from EURO NCAP, and two models obtained five-star ratings from both C-NCAP and C-GCAP, highlighting the Company’s strong safety performance.

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Information Security: XPENG successfully renewed its ISO 27001 Information Security Management System and ISO 27701 Privacy Information Management System certifications. No cybersecurity incidents or data breaches occurred in 2025, underscoring XPENG’s effective data and information security framework.

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Responsible AI governance: XPENG implemented an AI security and compliance management system covering the entire AI lifecycle — from R&D and testing to deployment, operation and decommissioning — to strengthen governance, protect stakeholder interests, and support responsible innovation and sustainable growth.

•	Community Influence: As of the end of 2025, the XPENG Volunteer Service Task Force had enrolled over 2,100 registered volunteers, fostering a harmonious community.

To view the full 2025 ESG Report, please visit the ESG section of XPENG’s Investor Relations website: https://ir.xiaopeng.com/esg.

About XPENG

XPENG is a leading Chinese Smart EV and NEV company that designs, develops, manufactures, and markets Smart EVs and NEVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs and NEVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.